Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Compton Reports 2008 Year-End Results

     CALGARY, March 24 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) reports its financial and operating results for the year and fourth quarter ended December 31, 2008.
     The full text of Management's Discussion and Analysis ("MD&A") and the
Company's audited consolidated financial statements can be found on the
Company's website at www.comptonpetroleum.com and at www.sedar.com.

     2008 In Review

     2008 was a mixed year for Compton - one in which our challenges largely overshadowed our achievements. The rapid deterioration of capital markets, the onset of a global recession and falling commodity prices have also had a major impact on the Company, particularly in the fourth quarter.

     <<
     Summary of Results:

     -   Generated funds flow from operations of $255.9 million, or $1.94 per diluted share.
     -   Adjusted operational earnings for the year were $54.9 million.
     -   Achieved annual average production of 28,658 boe/d.

     Achievements:

     -   Realized $203 million on the sale of non-core properties and reduced bank debt by $109 million.
     -   Successfully employed horizontal drilling using multi-stage fractured completions in the Hooker and Niton core areas during the year.
     -   Drilled 256 wells with a 96% success rate on expenditures of
         $327 million, before acquisitions and divestures.
     -   Increased proved developed producing reserves by approximately
         6 MMBoe or 7.3% before production and property sales.
     -   Added 14.6 MMBoe of proved reserves, or 1.4 times 2008 production, through discoveries, extensions and improved recoveries.

     Challenges:

     -   As a result of rapidly deteriorating market conditions in the latter part of 2008, the corporate sale process undertaken pursuant to a review of strategic alternatives was terminated.
     -   A 15% negative revision to estimated proved and probable reserves at
         December 31, 2007. The majority of these revisions resulted from actual well performance, in specific instances, being less than initially anticipated.
     -   A net loss for the year of $43.0 million, largely resulting from one-
         time charges and an unrealized foreign exchange loss.

     Financial Review

     -------------------------------------------------------------------------
     (000s, except
      per share      Three Months Ended Dec. 31            Year Ended Dec. 31
      amounts)         2008      2007  % Change      2008      2007  % Change
     -------------------------------------------------------------------------
     Total
      revenue(1)   $104,769  $128,451       (18) $610,298  $506,218        21
     Funds flow
      from
      operations
      (2)          $ 20,256  $ 48,187       (58) $255,881  $201,425        27
     Per share
      - basic(2)   $   0.17  $   0.37       (54) $   1.98  $   1.56        27
      - diluted(2) $   0.16  $   0.37       (57) $   1.94  $   1.52        28
     Adjusted
      operational
      earnings
      (1)(2)       $ (9,216) $  9,731      (195) $ 54,917  $ 42,689        29
     Net earnings
      (loss)       $(95,943) $ 50,458      (290) $(43,003) $129,266      (133)
     Per share
      - basic      $  (0.74) $   0.39      (290) $  (0.33) $   1.00      (133)
      - diluted    $  (0.74) $   0.38      (295) $  (0.33) $   0.98      (134)
     Capital
      expenditures
      before
      acquisitions
      and
      divestments                                $327,055  $385,532       (15)
     Total bank debt & term notes                $829,321  $832,188         -
     Shareholders equity                         $834,690  $869,956        (4)
     Shares outstanding                           125,760   129,098        (3)
     -------------------------------------------------------------------------
     (1) Prior periods have been revised to conform to current period presentation
     (2) Funds flow from operations and adjusted operational earnings are non-
         GAAP measures and are addressed in detail in the MD&A
     >>

     Revenue, funds flow from operations and operational earnings all benefited from higher commodity prices realized in 2008 as compared to 2007.
     Despite improved revenue from stronger commodity prices, we recognized a net loss of $43.0 million for the year ended December 31, 2008 as compared to net earnings of $129.3 million in 2007. The 2008 loss is largely attributable to an unrealized foreign exchange loss of $90.7 million, net of income taxes, on translation of the Company's US-dollar denominated senior notes. In 2007, we recognized an unrealized foreign exchange gain of $66.9 million, net of income taxes, relating to the notes. Additionally, one-time costs of $23.0 million, net of income taxes, associated with the strategic review process and subsequent corporate restructuring impacted 2008 earnings.
     Adjusted operational earnings increased 29% from $42.7 million in 2007 to
$54.9 million in 2008. Adjusted operational earnings is a non-GAAP measure that adjusts net earnings by non-operating items that, in management's opinion, reduce the comparability of our underlying financial performance between periods. These non-operating items are largely non-cash in nature or one-time non-recurring items, including those referred to above.
     Capital spending in 2008 was directed towards the continued development of our core natural gas resource plays in southern and central Alberta. The
Company drilled 20% fewer wells in 2008 when compared with 2007. However, capital spending, before acquisitions and divestitures, decreased by only 15%
year over year and drilling and completion costs decreased by just 1% as a result of the increased number of higher cost horizontal wells drilled during
2008.
     During 2008, we continued to pursue our strategy of focusing on our core natural gas assets in central and southern Alberta, and divested of a number of non-core assets at Cecil, Zama, Thornbury, and the Peace River Arch for net
proceeds of $203 million.

     Fourth Quarter

     During the fourth quarter of 2008 revenue decreased 34% quarter over quarter due to declining commodity prices and a 4% decrease in production, which reflects the sale of non-core assets that closed at various times throughout the third quarter of 2008.
     In addition to lower commodity prices and production volumes, fourth quarter earnings and funds flow were impacted by unrealized currency exchange losses and one-time non-recurring strategic review and corporate restructuring costs previously discussed, the majority of which were recognized in the fourth quarter.

     <<
     Operations Review

     -------------------------------------------------------------------------
                     Three Months Ended Dec. 31            Year Ended Dec. 31
                       2008      2007  % Change      2008      2007  % Change
     -------------------------------------------------------------------------
     Average daily
      production
       Natural gas
        (mmcf/d)        125       167       (25)      143       145        (1)
       Liquids
        (bbls/d)      4,113     4,818       (15)    4,769     7,166       (33)
       Total
        (boe/d)      24,868    32,646       (24)   28,658    31,326        (9)
     Realized
      prices
       Natural
        gas
        ($/mcf)    $   6.99  $   6.00        17  $   8.17  $   6.33        29
       Liquids
        ($/bbl)    $  60.60  $  77.60       (22) $  98.68  $  62.28        58
       Total
        ($/boe)    $  45.79  $  42.77         7  $  58.18  $  44.27        31
     Field
      netback(1)
      ($/boe)      $  29.67  $  24.68        20  $  34.30  $  26.99        27

     Reserves

     Proved plus probable
       Natural gas
        (Bcf)                                       1,119     1,369       (18)
       Crude oil,
        NGLs & Sulphur
        (MBbl)                                     28,920    42,631       (32)
       Total (MBoe)                               215,488   270,819       (20)
     -------------------------------------------------------------------------
     (1) Field netback is a non-GAAP measures and is addressed elsewhere in detail in the MD&A

     Overall production in 2008 fell 9% from the year prior. Natural gas volumes decreased 1%, while liquids production decreased 33% from 2007. The year over year decrease in our natural gas and liquids volumes is attributable to natural declines and the sale of our Cecil, Zama, Thornbury, and Peace
River Arch assets.

     Drilling Summary

     The following table summarizes our drilling results.

     -------------------------------------------------------------------------
                         Natural    Crude
     Year Ended Dec 31,      Gas      Oil      D&A    Total      Net  Success
     -------------------------------------------------------------------------
     Southern Alberta        160        3        3      166      152      98%
     Central Alberta          72        6        7       85       35      92%
     Standing, cased wells                                5        5
     -------------------------------------------------------------------------
     2008 Total              232        9       10      256      192      96%
     -------------------------------------------------------------------------
     2007 Total              276       25       10      322      266      97%
     -------------------------------------------------------------------------
     >>

     Of the 192 net wells drilled during 2008, only 2% were classified as exploratory wells. This compares to 266 net wells and 273 net wells drilled in
2007 and 2006, of which 9% and 17% were exploratory, respectively.

     Development Properties

     In 2008, Compton applied horizontal well and multiple stage fracture stimulation technology at several of its key properties. Management believes that this technology is particularly applicable to its deep basin assets and has the potential to increase ultimate recovery and improve development economics. The Company successfully employed horizontal drilling using multi-stage fractured completions in the Hooker and Niton core areas during the year.

     <<
     Hooker (Southern Alberta)
     -------------------------
     >>

     The Hooker pool reached a cumulative production milestone of 100 BCF in early 2008. Through selective drilling and pool wide optimization, Hooker's depletion strategy can be optimized to enhance capital efficiency.
     Compton initiated horizontal drilling with multi-stage fracture stimulations to the pool with the drilling of one well in late 2007 and an additional four wells in 2008. The successful application of this technology could allow Compton to improve depletion economics, particularly in the tight early stage parts of the reservoir.
     Also in 2008, Compton successfully negotiated with the sole remaining partner in the pool to down-space 45 of 57 developed sections to three wells per section. This will provide us with more latitude when establishing optimal well density in order to maximize the value of our depletion strategy. The 12 remaining sections have sufficient drainage with current well densities to adequately access the reservoir.
     In 2009, the Company plans to optimize its existing gas producers and with more favourable commodity prices, continue building on our success in
2008 by drilling one to three horizontals in addition to select vertical locations. A key component of success in this area will be to minimize drilling and completion costs. In addition, existing field compression and subsequent pool performance will be optimized by reducing the field pressures.

     <<
     Niton & Caroline (Central Alberta)
     ----------------------------------
     >>

     Compton has continued to be a very active driller at Niton. During 2008,
25 wells were drilled, including 12 horizontal wells in the Rock Creek formation and two horizontal wells targeting the Ellerslie formation.
     The Rock Creek play at Niton is being aggressively developed by a number of Western Canadian operators. Compton is the leading Niton operator developing this play with 23 successful horizontal wells producing from this zone at year-end. In 2008, the Company also completed a joint venture farm-in to earn a further nine sections of land on this Rock Creek play and drilled three vertical and two horizontal Rock Creek wells on this land.
     The Ellerslie formation has historically only been developed through vertical drilling. Compton evaluated the application of new technology in
2008, drilling two horizontal wells targeting lower permeability sands in this zone. Both wells are on production with a combined first month initial production rate of 1,340 Mcf/d. Adjacent to our two horizontals, older, offset vertical wells had limited productive capability.
     In the second half of 2009, Compton may continue with development operations at Niton targeting more permeable sands in the Rock Creek and
Ellerslie formations, should commodity prices and drilling costs support acceptable investment returns.

     <<
     Plains Belly River & Edmonton Group (Southern Alberta)
     ------------------------------------------------------
     >>

     In 2008, Compton drilled 160 gross Belly River development wells. At year-end, the Company was producing 45 MMcf/d from 750 wells. There is ample infrastructure in the area for future production increases with 32,500 horsepower of compression and approximately 1,300 kilometres of pipeline.
     On a go forward basis, Compton anticipates that the majority of its
Plains Belly River lands will be developed at the government approved spacing of four wells per section on this shallow low risk gas play.

     <<
     Exploratory Properties

     Callum-Cowley & Todd Creek (Southern Alberta)
     ---------------------------------------------
     >>

     The Callum-Cowley area is a largely exploratory property at this time. In
2008, Compton drilled and fracture stimulated two horizontal wells, targeting select thrusted Belly River sands. The use of 3-D seismic was essential to effectively target these structurally complex fractured sands. The wells are following the typical production profile for tight horizontal gas sands. Well licenses, surface leases and pipelines have been obtained for an additional three Callum-Cowley locations for 2009, which may be drilled depending upon economics.
     At Todd Creek, Compton is pursuing an exciting new exploratory play. In
2008, the Company successfully completed a new zone in an older existing well bore. A pipeline was installed late in December 2008 to tie-in the well.
Initial production was 4 MMcf/d, but is currently being restricted to 2.5
MMcf/d in order to provide sufficient test data on this new exploratory concept.

     <<
     Reserves

     Reserve Summary
     Company Working Interest before Royalties

     -------------------------------------------------------------------------
                                       2008                         2007

                Crude    Natural                           %              %
     As at       Oil       Gas    NGLs   Sulphur  Total  Proved  Total  Proved
      December
      31,        MBbl     MMcf     MBbl    MLt     MBoe           MBoe
     -------------------------------------------------------------------------
     Proved
       Produc-
        ing     4,433    440,375   8,087  1,928   87,844   71%  103,884   69%
       Non-
        produc-
        ing        37     44,076     613     66    8,062    6%   10,464    7%
       Undevel-
        oped      317    155,946   1,960    151   28,418   23%   35,216   24%
     -------------------------------------------------------------------------
     Total
      Proved    4,786    640,396  10,660  2,145  124,324  100%  149,564  100%
     Probable   3,156    479,013   7,230    944   91,164        121,255
     -------------------------------------------------------------------------
     Total
      Proved +
      Probable  7,942  1,119,409  17,889  3,089  215,488        270,819
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Boe per share                                  1.71           2.10
     -------------------------------------------------------------------------
     (x) Numbers may not add due to rounding
     >>

     After giving effect to property sales, production, extensions, improved recovery, and revisions, 2008 reserves decreased approximately 25 MMboe or 16%
on a proved basis and 55 MMBoe or 20% on a proved plus probable basis as compared to 2007. During 2008, Compton produced 10.5 MMBoe and sold approximately 11.6 MMBoe of proved reserves. Reserves decreased by 5 MMBoe or
3% on a proved basis and 29 MMBoe or 11% on a proved plus probable basis, net of production and property sales.
     Technical revisions reflect adjustments to reserve estimates made in previous years and relate to expected well performance based upon additional production history, the impact of current operating factors on sales volumes including fuel gas usage associated with production facilities, and land expiries. Aggregate negative technical revisions, related to December 31, 2007 reserve bookings, were 18.3 MMBoe on a proved basis and 41.7 MMBoe on a proved plus probable basis. The Plains Belly River accounted for approximately one-half of well performance revisions and a small number of wells in the
Niton and Hooker areas accounted for the majority of performance related revisions in these areas.
     The 2008 drilling program focused primarily on development activities and the advancement of reserves from the proved undeveloped and probable classifications to the proved producing classification. In contrast, a greater emphasis was placed on discoveries and extensions in prior years As a result, proved developed producing reserves increased approximately 6 MMBoe or 7.3%
before production and property sales.

     <<
     Net Present Value of Reserves

     -------------------------------------------------------------------------
                                                  Future net revenue
                                           before income taxes discounted
                                                     at a rate of

     As at December 31, ($000)                   0%          10%          15%
     -------------------------------------------------------------------------
     Proved
       Producing                        $ 3,050,340  $ 1,180,781  $   922,967
       Non-producing                        333,779      135,560      101,110
       Undeveloped                          985,397      318,235      204,504
     -------------------------------------------------------------------------
     Total proved                       $ 4,369,516  $ 1,634,575  $ 1,228,581
     Probable                             2,985,501      934,202      599,571
     -------------------------------------------------------------------------
     2008 Total proved plus probable    $ 7,355,017  $ 2,568,777  $ 1,828,152
     -------------------------------------------------------------------------
     2007 Total proved plus probable    $ 8,074,691  $ 2,918,833  $ 2,106,520
     -------------------------------------------------------------------------
     (x) Numbers may not add due to rounding
     >>

     Future net revenues are calculated based upon estimated revenue less royalties, operating costs, future development costs, and well abandonment costs. Estimated income taxes have not been deducted. The net present value should not be considered the current market value of our reserves or the costs that would be incurred to obtain equivalent resources.
     At December 31, 2008, future net revenue from reserves decreased 9.7%
from 2007 on a total proved basis and 12% on a total proved plus probable basis, discounted at 10%. The decrease reflects the reduced volumes and changes in forecasted prices between the two years.

     2009 Outlook

     The current economic environment is challenging and uncertain amidst a global recession, reduced demand for crude oil and natural gas, low commodity prices, volatile financial markets, and limited access to capital markets.
Natural gas prices have historically been volatile. During 2008 AECO daily index natural gas prices fluctuated from an average monthly high of $10.62/GJ in June to a low of $6.21/GJ in December. Prices have continued to decline into the first quarter of 2009 and averaged $4.52/GJ during the month of
February.
     In these circumstances, we have implemented a measured and flexible investment approach. We will adjust our 2009 capital spending up or down, depending upon how economic circumstances unfold during the year and intend to limit our capital expenditures to within funds flow from operations.
     We are currently revisiting our initial 2009 plans in light of the continued decline in commodity prices, particularly natural gas prices, and our commitment to limit capital spending to funds flow from operations. In response to current commodity prices, we have delayed certain first quarter
2009 expenditures and expect our 2009 capital program will be less than initially planned. We will communicate our revised 2009 plans once they have been finalized.
     We have initiated a corporate restructuring process with a concentrated emphasis on continued capital efficiencies and reducing our internal cost structures. The overall contraction in industry activity and the expected corresponding decline in the cost of goods and services, resulting from current economic conditions, will benefit these initiatives.
     Our overall short term strategy is to position the Company such that, once an economic recovery occurs and commodity prices strengthen, we will have the ability to develop and realize on our sizable long-life asset base and create additional value for our shareholders. To that end, management has initiated a Company-wide restructuring and asset optimization program.

     Additional Information

     Compton has filed its audited Consolidated Financial Statements for the year ended December 31, 2008 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Company's website,
www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Company at investorinfo(at)comptonpetroleum.com.
     Additionally, Compton filed its Annual Information Form for the year ended December 31, 2008, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National
Instrument 51-101 of the Canadian Securities Administrators, on March 23,
2009. Compton will also file its Form 40-F with the U.S. Securities and
Exchange Commission in the United States shortly thereafter. An electronic copy of Compton's 40-F may be obtained on Compton's profile at
www.sec.gov/edgar.shtml.

     2008 Year-End Conference Call

     Compton will host a conference call and web cast on Wednesday, March 25,
2009 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the
Company's 2008 fourth quarter and 2008 annual financial and operating results.
To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-800-731-5774 or 1-416-644-3419. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-877-289-8525 or
1-416-640-1917 and enter access code 21301571 followed by the number sign until March 31, 2009.

     Annual and Special Meeting of Shareholders

     Compton's Annual and Special Meeting of Shareholders is scheduled for May
11, 2009 at 3:30 p.m. (Calgary time) in the Historical Ballroom on the Fourth
Floor of the Calgary Chamber of Commerce, 517 Centre Street South, Calgary,
Alberta, Canada. A web cast of the Annual and Special Meeting will be available on Compton's website at www.comptonpetroleum.com; all shareholders are encouraged to attend either in person or electronically.

     Advisories

     Use of Boe Equivalents

     The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

     Forward Looking-Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of December 31, 2008, reserves volumes, net present value of its reserves and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.
Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Non-GAAP Financial Measures

     Included in the news release are references to terms used in the oil and gas industry such as funds flow from operations, funds flow per share, adjusted operational earnings, adjusted EBITDA, and field netback. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
     Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
     Adjusted operational earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted operational earnings is used by the
Company to facilitate comparability of earnings between periods.
     Adjusted EBITDA is a non-GAAP measure defined as net earnings, net of interest and finance charges, income taxes, depletion, depreciation and amortization, accretion of asset retirement obligations, and any foreign exchange gains or losses.
     Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance. Field netback and funds flow netback do not have a standardized meaning as prescribed by Canadian GAAP and, therefore, may not be directly comparable to similar measures presented by other issuers.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Tim Granger, President & CEO, Norm Knecht, VP,
Finance and CFO, Phone: (403) 237-9400, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:04e 24-MAR-09